BHP

30 April 2019

VIA EDGAR

Mr John Hodgin

Petroleum Engineer

Division of Corporate Finance

Office of Beverages, Apparel and Mining

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

BHP Group Limited

171 Collins Street

Melbourne Victoria 3000

Australia

GPO Box 86

Melbourne Victoria 3001

Australia

Tel +61 1300 55 47 57

Fax +61 3 9609 3015

BHP Group plc

Nova South

160 Victoria Street

London SW1E 5LB

United Kingdom

Tel +44 20 7802 4000

Fax +44 20 7802 4111

bhp.com

Dear Mr Hodgin,

Re: BHP Group Plc

Form 20-F for the Fiscal Year Ended June 30, 2018

Filed September 18, 2018

File No. 001-31714

Thank you for your letter dated 27 March 2019 setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended 30 June 2018 (the “2018 Form 20-F” and “FY2018”) of BHP Group Limited and BHP Group Plc (“BHP” or the “Group”).

BHP’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have provided background information in relation to the divestment of the Group’s Onshore US Petroleum assets (“Onshore US assets”). We have then repeated your comments as set forth in your letter dated 27 March 2019, in italics and boldface and our responses are immediately below in plain type.

Divestment of Onshore US assets

The Group has responded to the Staff’s questions in the context of the 2018 Form 20-F. The Group advise the Staff that future Form 20-F filings, including the Group’s 2019 Form 20-F filing to be filed around September 2019, will address the Staff’s comments and reflect the reduced complexity of the Group’s Petroleum activities following completion of the divestment of the Group’s Onshore US Petroleum assets (Onshore US assets). The divestment was completed as follows:

•

On 28 September 2018, BHP completed the sale of 100 per cent of the issued share capital of BHP Billiton Petroleum (Arkansas) Inc. and 100 per cent of the membership interests in BHP Billiton Petroleum (Fayetteville) LLC, which held the Fayetteville assets, for a total cash consideration of US$0.3 billion.

•

On 31 October 2018, BHP completed the sale of 100 per cent of the issued share capital of Petrohawk Energy Corporation, the BHP subsidiary which held the Eagle Ford (being Black Hawk and Hawkville), Haynesville and Permian assets, for a total cash consideration of US$10.5 billion (less customary completion adjustments of US$0.2 billion).

The Onshore US assets accounted for approximately 35 per cent of the Group’s proved developed and undeveloped reserves at 30 June 2018. Further, at 30 June 2018, 69 per cent of the Group’s gross productive crude oil wells (72 per cent of net wells) and 97 per cent of the Group’s gross productive natural gas wells (97 per cent of net wells) were associated with the Onshore US assets.

Following the divestment of the Onshore US assets the Group’s remaining material Petroleum activities are in conventional operations.

BHP Group Limited ABN 49 004 028 077, BHP Group Plc. registration number 3196209 and their respective subsidiaries are members of the BHP Group.

The BHP Group is headquartered in Melbourne, Australia.

The Staff’s specific questions are addressed as follows:

Form 20-F for the Fiscal Year Ended June 30, 2018

Additional Information

Reserves

FY 2018 Reserves, page 296

1.

Expand your discussion of the changes in the net quantities of total proved reserves to include an appropriate narrative explanation of the significant changes for each of the annual periods presented, e.g. including the fiscal years ending December 31, 2016 and 2017, respectively. Refer to Instruction 1 to Paragraph (b) of Item 302 of Regulation S-K and FASB ASC 932-235-50-5.

The Group acknowledges the Staff’s comment. Beginning with its 2019 Form 20-F, the Group’s future filings on Form 20-F will include narrative disclosure of the significant changes in the net quantities of total proved reserves for each of the annual periods presented.

In the 2019 Form 20-F, for FY2017, the Group proposes to include disclosures from page 285 and 286 of BHP’s FY2017 Form 20-F. For FY2018, the Group proposes to include disclosures from page 296 of BHP’s FY2018 Form 20-F. Narrative disclosure for FY2019 will also be included.

Proved Undeveloped Reserves, page 301

2.

Expand your discussion of the changes in the net quantities of proved undeveloped reserves to include an appropriate narrative explanation of the changes related to such factors as revisions of the previous estimates, improved recovery, extensions and discoveries, and the purchase and/or sale of minerals in place. To the extent that two or more unrelated factors are combined to arrive at a change in the net quantities, your disclosure should separately identify and quantify each individual factor so that the change in net quantities of reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Refer to Item 1203(b) of Regulation S-K. This comment also applies to the comparable discussion, presented elsewhere in your filing, of the changes in net quantities of total proved reserves for each of the annual periods presented.

The Group acknowledges the Staff’s comment and advises the Staff that, for FY2018, the decrease in proved undeveloped reserves was primarily the result of the conversion of 48 MMboe from proved undeveloped to proved developed reserves through drilling and development activities. Other changes in proved undeveloped reserves primarily related to updates to the Group’s drilling activities and schedules in preparation for the divestment of the Onshore US assets. These included development plan related reductions of 67 MMboe offset by extensions of 50 MMboe for new planned drilling locations.

The Group’s future filings on Form 20-F will include expanded narrative disclosure of the changes in the net quantities of proved undeveloped reserves along with a Proved Undeveloped Reserves Reconciliation to complement the discussion. An example of the Proved Undeveloped Reserves Reconciliation that the Group expects to include in future filings on Form 20-F is set out below.

Proved Undeveloped Reserves (PUD) (MMboe)	Year ended 30 June
	2018	2017	2016
PUD Opening balance	483.1	335.2	626.3
Improved recovery	—	—	—
Revisions of previous estimates	(111.3)	(13.3)	(292.3)
Conversion to Developed	(48.4)	(176.6)	(94.3)
Price	(3.6)	162.8	(187.8)
Performance	8.6	—	(22.2)
Development Plan changes	(67.3)	0.6	18.5
Other	(0.6)	—	(6.5)
Extensions / Discoveries	49.5	161.1	2.7
Acquisitions / Sales	—	—	(1.4)
Total Change	(61.8)	147.9	(291.1)
PUD Closing balance	421.3	483.1	335.2

The Group will expand, where appropriate, the narrative disclosure of total proved reserves and proved undeveloped reserves in future filings to separately identify and discuss the material unrelated factors that contribute to a change.

3.

Expand your disclosure of the capital spent during the fiscal year on development activities to quantify the portion of that amount incurred to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

As disclosed on page 301 of the 2018 Form 20-F, the Group spent US$1.8 billion dollars on Petroleum development activities during FY2018. Expenditure incurred in FY2018, including amounts to convert proved undeveloped reserves to proved developed reserves, is set out below.

The Group spent US$1.8 billion dollars on Petroleum development activities during FY2018 of which:

•

US$323 million converted previously reported proved undeveloped reserves to proved developed reserves status in FY2018. (Note: due to timing, expenditures prior to FY2018 may have contributed to the conversions occurring in FY2018);

•

US$502 million progressed the conversion of proved undeveloped reserves where developed status was achieved in early FY2019 or, in the case of major offshore projects, will be achieved when development is completed in the future;

•	US$695 million was spent drilling and converting non-proved locations to proved developed status predominantly within Onshore US assets and related to acreage with Hold by Production clauses; and

•	US$257 million represented other development expenditure, including compliance and infrastructure improvements.

The Group’s future filings on Form 20-F will include disclosure of the amounts of capital spent for converting reported proved undeveloped reserves to proved developed reserves during the most recently completed fiscal year.

Supplementary Oil and Gas Information-Unaudited

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas

Reserves (Standardized Measure), page F-109

4.

Tell us if the costs associated with the abandonment of your proved properties, including the costs related to your proved undeveloped locations, have been included as part of the development costs used in the calculation of the standardized measure for each of the annual periods presented. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

The Group confirms that abandonment costs for our proved properties, including the costs related to proved undeveloped locations, have been included in future development costs in the standardized measure calculations for each of the annual periods presented in the 2018 Form 20-F.

Drilling and Other Exploratory and Development Activities, page F-112

5.

Expand your disclosure to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.

The Group refers the Staff to the disclosure titled ‘Drilling’ within the Strategic Report on page 131 of the 2018 Form 20-F. The disclosure provides the number of wells (gross and net) in process of being drilled split by region and activity type (exploration, development) as of 30 June 2018. Narrative discussion of our present Petroleum activities is included on page 131 and page 132 of the 2018 Form 20-F.

Oil and Gas Properties, Wells, Operations, and Acreage, page F-113

6.

If there are material quantities of net proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration, expand the disclosure under this section to explain the steps and related costs which would be necessary to extend the time to the expiration of such leases.

The Group confirms that there are no net proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration. The Group will continue to monitor the existence of such reserves at future reporting dates and will include disclosure in future Form 20-F filings to the extent the quantities are considered material.

*****

We are available to discuss any of the foregoing with you at your convenience. Please contact me if you wish to discuss the information provided in this response.

Yours sincerely

/s/ Peter Beaven

Peter Beaven

Chief Financial Officer

Cc: Waldo D. Jones, Jr. (Sullivan & Cromwell)